December 4, 2018

Arnon Rosenthal, Ph.D.
Chief Executive Officer
Alector, Inc.
151 Oyster Point Boulevard
Suite 300
South San Francisco, CA 94080

       Re: Alector, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Filed November 16, 2018
           CIK No. 0001653087

Dear Dr. Rosenthal:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Overview, page 1

1. We note your response to comment 3. Please provide context for the research and development pipeline table by including footnotes that set forth a concise but materially complete description of each program. Please also discuss the scope of the research phase and, given the placement of the arrows, the extent to which the programs listed are preparing to transition to the pre-clinical trial phase.
 Arnon Rosenthal, Ph.D.
Alector, Inc.
December 4, 2018
Page 2
Our Pipeline Program
Our PGRN Product Candidates Development Plan, page 104

2. We note your response to comment 1. Please remove the statement that your PGRN product candidates have "demonstrated efficacy in an animal disease model" or explain to us why this statement is appropriate in the context it is made.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition, page F-10

3.    Please refer to your response to comment 13 and disclose the following:
        The duration over which the Phase 2 clinical trials are expected to be completed for each program (i.e. AL002, AL003), and
        The amounts, by program, of AbbVie's exercise option and the aggregate approval milestones indicating the number of indications covered..
        You may contact Keira Nakada at (202) 551-3659 or Jim Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Dietrich King, Attorney-Advisor, at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameArnon Rosenthal, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAlector, Inc.
                                                           Office of Healthcare
& Insurance
December 4, 2018 Page 2
cc:       Tony Jeffries
FirstName LastName